15026359

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 53609 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Peraza Capital and Investment, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Second Avenue Northeast Suite 705
(No. and Street)

| Saint Petersburg | Florida | 33701 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sam Lewis — 727-822-5010 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

| 18425 Burbank Blvd., #606 | Tarzana | California | 91356 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 20 2015
DIVISION OF TRADING & MARKETS

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OD 5/28/15

## OATH OR AFFIRMATION

I, Sam Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Peraza Capital and Investment, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SERGIO URENA
Notary Public - State of Florida
My Comm. Expires Jun 18, 2018
Commission # FF 133994

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PERAZA CAPITAL AND INVESTMENT, LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2014

PERAZA CAPITAL AND INVESTMENT, LLC

Table of Contents

**BRIAN W. ANSON**
*Certified Public Accountant*
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 · Tel. (818) 401-8800 · Fax (818) 401-8818

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Board of Members
Peraza Capital and Investment, LLC
Saint Petersburg, Florida

I have audited the accompanying statement of financial condition of Peraza Capital and Investment, LLC as of December 31, 2014 and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Peraza Capital and Investment, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peraza Capital and Investment, LLC as of December 31, 2014 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2014 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of Peraza Capital and Investment, LLC's financial statements. The supplemental information is the responsibility of Peraza Capital and Investment, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 20, 2015

PERAZA CAPITAL AND INVESTMENT, LLC

Statement of Financial Condition
December 31, 2014

ASSETS

| | |
|---|---|
| Cash | $ 761,932 |
| Accounts receivable | 235,976 |
| Securities owned | 4,283 |
| Total assets | $ 1,002,191 |

LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| Liabilities | |
| Commissions payable | $ 600,194 |
| Total liabilities | 600,194 |
| Members' equity | 401,997 |
| Total liabilities and members' equity | $ 1,002,191 |

The accompanying notes are an integral part of these financial statements

PERAZA CAPITAL AND INVESTMENT, LLC

Statement of Income
For the year ended December 31, 2014

| | |
|---|---|
| **REVENUES:** | |
| Commission income | $ 5,484,569 |
| Other income | $ 275 |
| Interest income | 45,155 |
| Total revenues | 5,529,999 |
| **EXPENSES:** | |
| Clearing changes | 89,681 |
| Commissions | 4,682,943 |
| Insurance | 59,212 |
| Professional fees | 283,154 |
| Quotation fees | 81,701 |
| Other expenses | 156,878 |
| Total expenses | 5,353,569 |
| NET INCOME | $ 176,430 |

The accompanying notes are an integral part of these financial statements

PERAZA CAPITAL AND INVESTMENT, LLC

Statement of Members' Equity
For the year ended December 31, 2014

| | Members' Equity | Net income | Total Members' Equity |
|---|---|---|---|
| Beginning balance January 1, 2014 | $400,567 | | $400,567 |
| Capital withdrawals | (175,000) | | (175,000) |
| Net income | | 176,430 | 176,430 |
| Ending balance December 31, 2014 | $225,567 | $176,430 | $ 401,997 |

The accompanying notes are an integral part of these financial statements

PERAZA CAPITAL AND INVESTMENT, LLC

Statement of Cash Flows
For the year ended December 31, 2014

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net income | $ 176,430 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| (Increase) decrease in: | |
| Other assets | 5,500 |
| Increase (decrease) in: | |
| Commissions payable | (74,539) |
| Total adjustments | (69,039) |
| Net cash provided by operating activities | 107,391 |
| CASH FLOWS FROM FINANCING ACTIVITIES: | |
| Capital withdrawals | (175,000) |
| Net cash used in financing activities | (175,000) |
| Increase in cash | (67,609) |
| Cash at beginning of year | 829,541 |
| Cash at end of year | $ 761,932 |
| Supplemental cash flow disclosures | |
| Cash paid during the year for: | |
| Income taxes | $ - |
| Interest | $ - |

The accompanying notes are an integral part of these financial statements

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### General

Peraza Capital and Investment, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of The Financial Industry Regulatory Authority (FINRA). The Company was approved by FINRA to conduct business as a broker-dealer effective May 22, 2002. The Company is wholly owned by SMP Capital Holdings, Inc. ("Parent").

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Management has reviewed subsequent events through February 20, 2015.

The Company is subject to audit by the Internal Revenue Service for years ending December 31, 2011, 2012 and 2013.

### Summary of significant accounting policies:

### Basis of presentation

The financial statements are prepared on the accrual basis of accounting. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment advisory.

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED:

Securities transactions

Securities transactions in regular-way trades are recorded on the trade date. Profit and loss arising from all securities transactions entered into for the account is recorded on a settlement date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis.

Income taxes

The accompanying financial statements do not reflect any tax provision, as the Company is a Limited Liability Company.

Statements of cash flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2014.

## Note 2: RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS:

The Company clears all of its customer transactions through a clearing organization on a fully disclosed basis. Amounts receivable from the clearing organizations at December 31, 2014, was $235,976.

Note 3: CONCENTRATIONS OF CREDIT RISK:

The Company engages in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the standing of each counterparty.

Note 4: NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $401,847, which was $301,847 in excess of its required net capital of $100,000. The Company's aggregate indebtedness $600,194 to net capital at December 31, 2014 was approximately 1.49 to1.

PERAZA CAPITAL AND INVESTMENT, LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2014

| | Focus 12/31/2014 | | Audit 12/31/2014 | | Change |
|---|---|---|---|---|---|
| Members' equity, December 31, 2014 | $ | 401,997 | $ | 401,997 | $ - |
| Subtract - Non allowable assets: | | | | | |
| | | | | | - |
| Total Capital | | 401,997 | | 401,997 | - |
| Haircuts: | | 150 | | 0 | 150 |
| NET CAPITAL | | 401,847 | | 401,997 | (150) |
| Minimum net capital | | 100,000 | | 100,000 | - |
| Excess net capital | $ | 301,847 | $ | 301,997 | (150) |
| Aggregate indebtedness | | 600,194 | | 600,194 | - |
| Ratio of aggregate indebtedness to net capit | | 1.49 | | 1.49 | |

The were no noted differences between the audit and focus filed for December 31, 2014.

PERAZA CAPITAL AND INVESTMENT, LLC

December 31, 2014

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirements of computation according to the provision of Rule 15c3-3 (k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

**SIPC-7**
(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
## General Assessment Reconciliation

**SIPC-7**
(33-REV 7/10

For the fiscal year ended ______________
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mai any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______________

2. A. General Assessment (item 2e from page 2) $ 13,825
   B. Less payment made with SIPC-6 filed (exclude interest) ( 6,752.3
      8/05/14
      Date Paid
   C. Less prior overpayment applied ( -0-
   D. Assessment balance due or (overpayment) 7,072.6
   E. Interest computed on late payment (see instruction E) for ____days at 20% per annum -0-
   F. Total assessment balance and interest due (or overpayment carried forward) $ 7,072.6
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $______________
   H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______________

______________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dorada Capital & Inv LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

______________
(Title)

Dated the 6 day of February, 2014

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ______________
and ending ______________

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030) $ 5,529,999

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______________________________________ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 5,529,999

2e. General Assessment @ .0025 $ 13,825

(to page 1, line 2.A.)

**BRIAN W. ANSON**
*Certified Public Accountant*
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Members
Peraza Capital and Investment, LLC
Saint Petersburg, Florida

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2014, which were agreed to by Peraza Capital and Investment, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Peraza Capital and Investment, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) Peraza Capital and Investment, LLC's management is responsible for Peraza Capital and Investment, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 20, 2015

Peraza Capital
& Investment LLC
Member: FINRA, MSRB & SIPC

111 Second Avenue Northeast
Suite 705
St. Petersburg, Florida 33701-

Office: 727-821-4350
Fax: 727-821-4373

# Assertions Regarding Exemption Provisions

We, as members of management of Peraza Capital and Investment, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

**Identified Exemption Provision:**

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

**Statement Regarding Meeting Exemption Provision:**

The Company met the identified exemption provision without exception throughout the period ending January 1, 2014 through December 31, 2014.

Peraza Capital and Investment, LLC

By:

______________________
(Name and Title)

2/13/15
______________________
(Date)

**BRIAN W. ANSON**
*Certified Public Accountant*
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Board of Members
Peraza Capital and Investment, LLC
Saint Petersburg, Florida

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Peraza Capital and Investment, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Peraza Capital and Investment, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Peraza Capital and Investment, LLC, stated that Peraza Capital and Investment, LLC, met the identified exemption provision throughout the most recent fiscal year without exception. Peraza Capital and Investment, LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Peraza Capital and Investment, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 20, 2015